                                                                    Exhibit 99.1

[LOGO BROOKFIELD]
                                                                              Q3
                                                                            2002
STOCK SYMBOL: BPO NYSE/TSX

THIRD QUARTER REPORT SEPTEMBER 30, 2002

FINANCIAL HIGHLIGHTS


unaudited                                           Three months ended Sept. 30        Nine months ended Sept. 30
--------------------------------------------------------------------------------     -------------------------------
(US Millions, except per share amounts)               2002       2001      2000        2002        2001        2000
--------------------------------------------------------------------------------     -------------------------------
RESULTS FROM OPERATIONS
Total revenue                                       $  470     $  556     $  483     $ 1,514     $ 1,603     $ 1,371
Funds from operations and gains                        117         89         77         340         307         234
Net income                                              74         53         39         214         187         124

PER DILUTED COMMON SHARE
Funds from operations (FFO) and gains               $ 0.69     $ 0.52     $ 0.46     $  2.00     $  1.79     $  1.40
FFO prior to lease termination income and gains     $ 0.59     $ 0.52     $ 0.46     $  1.69     $  1.50     $  1.29
Net income                                          $ 0.42     $ 0.30     $ 0.22     $  1.22     $  1.06     $  0.70
--------------------------------------------------------------------------------     -------------------------------

FELLOW SHAREHOLDERS: For the three months ended September 30, 2002, funds from operations, prior to lease termination income and gains, increased to $100 million or $0.59 per share, compared with $89 million or $0.52 per share for the same period in 2001.

     Total funds from operations and gains for the three months ended September 30, 2002 increased 31% to $117 million or $0.69 per diluted share, compared to $89 million or $0.52 per diluted share for the same period in 2001, and included a $20 million gain on the sale of a 50% interest in Bankers Hall in Calgary.

     Net income per share on a diluted basis for the three months ended September 30, 2002 was $0.42, compared to $0.30 per share for the same period in 2001.

     The Board of Directors of Brookfield declared a quarterly common share dividend of US$0.10 per share, payable December 31, 2002 to shareholders of record at the close of business on December 20, 2002. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise.

MAJOR INITIATIVES IN THE THIRD QUARTER

> Announced the creation of Brookfield Homes Corporation. Brookfield intends to distribute its U.S. residential home building business, Brookfield Homes Corporation, to shareholders on December 31, 2002, subject to regulatory approval. Given the success and consistently positive results of Brookfield's U.S. home building operations over the past five years, an extensive review of the strategic fit of this business within Brookfield was conducted. The Board of Directors and management determined that it is in the best interest of shareholders to separate the U.S. home building business from the commercial property business, based on three major factors:

     o The separation will enhance Brookfield's ability to focus on its core commercial property business, and is a response to the market's perceived preference for "pure play" commercial property companies.

     o Brookfield believes that the value of its U.S. home building operation is not fully recognized in the market price of its common shares and that shareholder value will be enhanced operating it as a separate public company.

     o As a separate public company, Brookfield Homes will have the ability to raise capital on its own, and respond to opportunities in the home building industry, independent of a commercial property focused company.

          Brookfield intends to accomplish the spin-off by way of a special share distribution equivalent to $2.00 per Brookfield share, expected to be completed on December 31, 2002. Brookfield Homes will apply for a listing on the NYSE, and subsequent to the distribution, is expected to trade under the symbol "BHC."

> Acquired a 51% interest amounting to 1.2 million square feet in Three World Financial Center in Lower Manhattan from Lehman Brothers for $158 million. The 52-story tower is home to the world headquarters of co-owner American Express and is one of four towers in the World Financial Center complex located in Battery Park City on the Hudson River. Brookfield also owns 100% of Towers One and Two and 51% of Tower Four within the complex, which in total comprises eight million square feet.

> Sold a 50% interest in the company's Bankers Hall complex in Calgary to an institutional investor. This transaction generated net proceeds for Brookfield of US$72 million, the assignment of US$193 million of non-recourse debt to the purchaser and a gain of US$20 million. This transaction follows the sale of a 50% interest in Fifth Avenue Place in Calgary in 2001 and represents the culmination of the repositioning of the Calgary office portfolio.

> Re-opened the Winter Garden on-time and on-budget, fulfilling a commitment to welcome back visitors one year after the 45,000 square foot glass-enclosed atrium was damaged in the collapse of the World Trade Center towers. During the $50 million reconstruction process, more than 500 laborers worked to replace 2,000 glass panes, sixteen 43-foot palm trees and 60,000 square feet of marble. With a new eastern facade of sheer glass facing West Street, the Winter Garden was rededicated on September 12 at a reception for the United Nations General Assembly held by President Bush.

> Progressed construction on CIBC World Markets Tower at 42nd Street and Madison Avenue. This project continues on time and on budget for an anticipated delivery date of August 2003. Steel has been erected up to the 33rd floor of the 35-floor development and the installation of curtain wall is complete through the 10th floor.

> Completed C$200 million preferred share issue. Brookfield issued 8 million Class AAA Preference Shares, Series F at a price of C$25.00 per share to yield 6% per annum. The Series F Preference Shares commenced trading on the Toronto Stock Exchange on September 25, 2002 under the symbol BPO.PR.F. The Board of Directors declared the first quarterly dividend of C$0.3986 per share payable on December 31, 2002 to shareholders of record on December 15, 2002.

> Renewed normal course issuer bid and continued to acquire common shares of the company, bringing the total number of shares repurchased to date in 2002 to 1,051,300 at an average price of $18.39 per share. Total authorization enables Brookfield to acquire up to 8,049,330 shares during the one-year period commencing September 2002, approximately 5% of the issued and outstanding common shares of the company.

OPERATING HIGHLIGHTS

Brookfield achieved its financial and operating objectives year to date despite a more challenging leasing environment and increased sublet space in most markets. Brookfield's long-term lease profile and minimal lease maturities over the next few years, as well as below-market embedded rents, insulate the company from these market conditions, and positions the company for continued strong performance.

During the third quarter of 2002, Brookfield:

> Leased approximately 600,000 square feet of space, despite a generally slower leasing environment, increasing total year to date leasing to 1.7 million square feet. Notable transactions include: in Calgary, a 10-year lease for 200,000 square feet with EnCana Corporation at Bankers Hall; and in New York, a new 18-year lease for 27,000 square feet with NASD and 26,000 square feet with Cleary, Gottlieb, Steen and Hamilton at One Liberty Plaza. Also in New York, subsequent to September 30, 2002, Brookfield leased 250,000 square feet at One Liberty Plaza through a renewal of a 10-year lease for 208,000 square feet with Zurich North America and a new 10-year lease for 45,000 square feet with Arch Insurance Company.

> Remains 96% occupied across its office portfolio, excluding development properties, with an average lease term of 10 years and rollover of leases less than 4% until 2005.

> Increased contribution from residential property operations to $26 million in the third quarter, an increase of 13% over 2001. These operations continued to benefit from the low interest rate environment, fueling consumer demand for new homes across North America. Residential property operations achieved 100% of expected sales for 2002 year-to-date, and sales for 2003 are now being booked.

OUTLOOK

The separation of our U.S. home building business should create value for shareholders by allowing us to sharpen our focus on our core business, while facilitating Brookfield Homes' ability to respond to the opportunities of the home building industry, independent of a commercial property focused company. At Brookfield Properties, we will continue to execute our disciplined strategy of owning, developing and managing premier office properties in select, supply-constrained, high-growth office markets, aimed at delivering solid earnings performance over the long term and throughout economic cycles.

/s/ Gordon E. Arnell                   /s/ Richard B. Clark
---------------------------            ----------------------------
Gordon E. Arnell                       Richard B. Clark
Chairman                               President & CEO

October 29, 2002

2 / BROOKFIELD PROPERTIES CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

----------------------------------------------------------------------------------------------------
unaudited                                                         SEPT. 30      Dec. 31      Dec. 31
(US Millions)                                         Notes           2002         2001         2000
----------------------------------------------------------------------------------------------------
ASSETS
Commercial properties                                    3          $5,553       $5,749       $6,326
Development properties                                               1,051          724          637
Residential housing inventory                                          723          618          559
Receivables and other                                                  759          789          893
Cash and cash equivalents                                              197          196          209
----------------------------------------------------------------------------------------------------
                                                                    $8,283       $8,076       $8,624
----------------------------------------------------------------------------------------------------
LIABILITIES
Commercial property debt                                 4          $4,587       $4,606       $4,702
Advances and residential construction financing                        572          559          951
Accounts payable                                                       355          269          368

SHAREHOLDERS' INTERESTS
Interests of others in properties                                      129          113          159
Preferred shares - corporate and subsidiaries                          579          585          607
Convertible debentures                                                  --           --           50
Common shares                                            5           2,061        1,944        1,787
----------------------------------------------------------------------------------------------------
                                                                    $8,283       $8,076       $8,624
----------------------------------------------------------------------------------------------------

Note: This quarterly report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada and the United States. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                                                      Q3/2002 INTERIM REPORT / 3

CONSOLIDATED STATEMENT OF INCOME


unaudited                                                    Three months ended Sept. 30         Nine months ended Sept. 30
-----------------------------------------------------------------------------------------     -------------------------------
(US Millions, except per share amounts)                        2002       2001       2000       2002        2001        2000
-----------------------------------------------------------------------------------------     -------------------------------
TOTAL REVENUE                                                $  470     $  556     $  483     $ 1,514     $ 1,603     $ 1,371
-----------------------------------------------------------------------------------------     -------------------------------
Net operating income
Commercial property operations
     Operating income from current properties                $  144     $  140     $  128     $   433     $   416     $   377
     Operating income from properties sold                        2         14         23          15          52          62
     Lease termination income and gains                          20         --         --          60          55          19
                                                             ----------------------------     -------------------------------
                                                                166        154        151         508         523         458
Development and residential income                               26         23         23          69          61          54
Interest and other                                               14         10          9          35          31          31
                                                             ----------------------------     -------------------------------
Net operating income, before undernoted                         206        187        183         612         615         543
Interest expense                                                 71         80         85         216         252         240
Administrative and development                                   10         11         10          33          34          33
Interests of others in properties                                 8          7         11          23          22          36
-----------------------------------------------------------------------------------------     -------------------------------
FUNDS FROM OPERATIONS AND GAINS                                 117         89         77         340         307         234
-----------------------------------------------------------------------------------------     -------------------------------
Depreciation and amortization                                    20         19         17          58          56          47
Taxes and other non-cash items                                   23         17         21          68          64          63
-----------------------------------------------------------------------------------------     -------------------------------
NET INCOME                                                   $   74     $   53     $   39     $   214     $   187     $   124
-----------------------------------------------------------------------------------------     -------------------------------
NET INCOME PER SHARE - DILUTED
Net income - prior to lease termination income and gains     $ 0.34     $ 0.30     $ 0.22     $  0.97     $  0.84     $  0.62
Lease termination income and gains                             0.08         --         --        0.25        0.22        0.08
-----------------------------------------------------------------------------------------     -------------------------------
                                                             $ 0.42     $ 0.30     $ 0.22     $  1.22     $  1.06     $  0.70
-----------------------------------------------------------------------------------------     -------------------------------

CONSOLIDATED STATEMENT OF RETAINED EARNINGS


unaudited                                                                    Nine months ended Sept. 30
-------------------------------------------------------------------------------------------------------
(US Millions)                                                      Note      2002       2001       2000
-------------------------------------------------------------------------------------------------------
RETAINED EARNINGS - BEGINNING OF PERIOD                                     $ 441      $ 274      $ 170
Accounting policy change - stock-based compensation                  2         (8)        --         --
Net income                                                                    214        187        124
Shareholder distributions
   Preferred share dividends and convertible debenture interest               (14)       (16)       (24)
   Common share dividends                                                     (48)       (37)       (16)
-------------------------------------------------------------------------------------------------------
RETAINED EARNINGS - END OF PERIOD                                           $ 585      $ 408      $ 254
-------------------------------------------------------------------------------------------------------


4 / BROOKFIELD PROPERTIES CORPORATION

CONSOLIDATED STATEMENT OF CASHFLOW


unaudited                                                            Three months ended Sept. 30        Nine months ended Sept. 30
------------------------------------------------------------------------------------------------      -----------------------------
(US Millions)                                                         2002       2001       2000       2002        2001       2000
------------------------------------------------------------------------------------------------      -----------------------------
OPERATING ACTIVITIES
Funds from operations and gains                                      $ 117      $  89      $  77      $ 340      $  307      $ 234
Gains                                                                  (20)        --         --        (60)        (54)        --
                                                                     ---------------------------      -----------------------------
                                                                        97         89         77        280         253        234
------------------------------------------------------------------------------------------------      -----------------------------
FINANCING ACTIVITIES AND CAPITAL DISTRIBUTIONS
Commercial property debt arranged                                      125        105         82        435       1,109        160
Commercial property debt repayments                                   (133)      (155)        13       (480)       (738)       (57)
Other advances                                                         (12)       (41)       (68)       (17)       (383)        72
Common shares of Brookfield and subsidiaries acquired                   (3)        (9)        (8)       (14)        (80)       (67)
Common shares issued                                                     1         24          3          1          25          4
Preferred shares issued                                                124         --         --        124          --         --
Preferred shares redeemed                                             (127)        --         --       (127)         --         --
Cashflow retained from interests of other shareholders                   5          4         19         16          11         36
Preferred share dividends and convertible debenture interest            (5)        (4)        (6)       (14)        (16)       (24)
Common share dividends                                                 (16)       (17)        --        (48)        (37)       (16)
                                                                     ---------------------------      -----------------------------
Cashflow used in financing activities and capital distributions        (41)       (93)        35       (124)       (109)       108
------------------------------------------------------------------------------------------------      -----------------------------
INVESTMENT ACTIVITIES
Dispositions (acquisitions) of real estate, net                        101        (30)       (66)       148          62       (295)
Commercial property tenant improvements                                 (9)       (10)       (21)       (38)        (36)       (58)
Development and redevelopment investments                              (55)       (32)       (20)      (132)        (67)       (40)
Capital expenditures                                                    (6)        (1)        (3)       (12)         (9)        (8)
Other investments and liabilities                                      (49)        53         --       (121)        (69)        (8)
                                                                     ---------------------------      -----------------------------
Cashflow used in investing activities                                  (18)       (20)      (110)      (155)       (119)      (409)
------------------------------------------------------------------------------------------------      -----------------------------
Increase (decrease) in cash resources                                   38        (24)         2          1          25        (67)
Opening cash and cash equivalents                                      159        258        148        196         209        217
------------------------------------------------------------------------------------------------      -----------------------------
CLOSING CASH AND CASH EQUIVALENTS                                    $ 197      $ 234      $ 150      $ 197      $  234      $ 150
------------------------------------------------------------------------------------------------      -----------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF ACCOUNTING POLICIES

Reference is made to the company's most recently issued Annual Report that includes information necessary or useful to understanding the company's businesses and financial statement presentations. In particular, the company's significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that Report.

     The quarterly financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with generally accepted accounting principles. The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior year amounts have been restated or reclassified to conform to the current year's presentation.

NOTE 2. CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2002, the company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants on stock-based compensation and other stock-based payments. The new standard was applied retroactively without


                                                      Q3/2002 INTERIM REPORT / 5
restatement of prior period results. The company accounts for stock options using the fair value based method, under which compensation expense is measured at the grant date using an option pricing model and recognized over the vesting period. The cumulative effect on opening retained earnings is $8 million.

NOTE 3. COMMERCIAL PROPERTIES

Commercial property assets consist largely of office properties in six core markets containing approximately 45 million square feet of space, of which 11 million square feet are commercial development assets. Brookfield has a net interest in approximately 26 million square feet of operating assets and 9 million square feet of development assets.


                                    Leaseable        Brookfield        SEPT. 30         Dec. 31         Dec. 31
Region                                   Area    Owned Interest            2002            2001            2000
---------------------------------------------------------------------------------------------------------------
                               (000's Sq.Ft.)    (000's Sq.Ft.)   (US Millions)   (US Millions)   (US Millions)

New York, New York                     10,113             9,230          $3,234          $3,203          $3,102
Toronto, Ontario                        6,883             4,745             762             737             801
Boston, Massachusetts                   2,163             1,103             330             332             648
Denver, Colorado                        3,017             2,811             354             357             368
Calgary, Alberta                        6,446             3,278             356             520             574
Minneapolis, Minnesota                  3,008             3,008             390             391             392
Other                                   1,513             1,513             127             209             441
---------------------------------------------------------------------------------------------------------------
                                       33,143            25,688           5,553           5,749           6,326
Office development properties          11,492             9,493             654             362             220
---------------------------------------------------------------------------------------------------------------
Total                                  44,635            35,181          $6,207          $6,111          $6,546
---------------------------------------------------------------------------------------------------------------

NOTE 4. COMMERCIAL PROPERTY DEBT

Commercial property mortgages are secured by individual properties without recourse to the company. Approximately 75% of the company's commercial property debt is due after 2006, with one mortgage in 2003 representing the only significant mortgage due in the next five years.

--------------------------------------------------------------------------------------------------------------------------
                             Weighted Average
                             Interest Rate at     Remainder                                              2007 &
(US Millions)                  Sept. 30, 2002          2002      2003      2004      2005      2006      Beyond      Total
--------------------------------------------------------------------------------------------------------------------------
Commercial property debt                 7.0%          $ 32     $ 555     $ 122     $ 149     $ 307     $ 3,422    $ 4,587
--------------------------------------------------------------------------------------------------------------------------

NOTE 5. COMMON SHARES

The company's common equity is as follows:

--------------------------------------------------------------------------------------------------------------------------------
                                                                                      SEPT. 30          Dec. 31          Dec. 31
(US Millions)                                                                             2002             2001             2000
--------------------------------------------------------------------------------------------------------------------------------
Common shares                                                                          $ 1,453          $ 1,459          $ 1,404
Retained earnings, contributed surplus and cumulative translation adjustment*              608              485              383
--------------------------------------------------------------------------------------------------------------------------------
Common shares                                                                          $ 2,061          $ 1,944          $ 1,787
--------------------------------------------------------------------------------------------------------------------------------
COMMON SHARES
Common shares outstanding                                                          160,970,616      161,678,406      158,746,008
Unexercised options and warrants                                                     4,027,491        3,404,886        6,058,526
Convertible debentures - June 2008                                                          --               --        2,622,100
--------------------------------------------------------------------------------------------------------------------------------
Common shares outstanding - fully diluted                                          164,998,107      165,083,292      167,426,634
--------------------------------------------------------------------------------------------------------------------------------

* Retained earnings, contributed surplus and cumulative translation adjustment include a foreign currency cumulative translation adjustment of $(37) million (Dec. 31, 2001 - $(27) million, Dec. 31, 2000 - $12 million) and contributed surplus of $60 million (Dec. 31, 2001 - $71 million, Dec. 31, 2000 - $97 million).

     During the first quarter of 2002, the company granted one million stock options under the management share option plan with an exercise price of $17.80, which was equal to the market price on the grant date. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 10-year term, 14.4% volatility, and an interest rate of 5.3%.


6 / BROOKFIELD PROPERTIES CORPORATION

NOTE 6. SEGMENTED INFORMATION

The company and its subsidiaries operate in the United States and Canada within the commercial property and the residential development business. The following summary presents segmented financial information for the company's principal areas of business by industry and geographical location for the nine months ended September 30:


unaudited                                           United States                    Canada                        Total
----------------------------------------------------------------------      -------------------------     --------------------------
(US Millions)                                  2002     2001      2000       2002      2001      2000       2002      2001      2000
----------------------------------------------------------------------      -------------------------     --------------------------
COMMERCIAL PROPERTY OPERATIONS
Rental revenues                               $ 514    $ 529     $ 523      $ 196     $ 240     $ 209      $ 710     $ 769     $ 732
Lease termination income and gains               --       25        19         60        30        --         60        55        19
Expenses                                        179      199       195         83       102        98        262       301       293
----------------------------------------------------------------------      -------------------------     --------------------------
                                                335      355       347        173       168       111        508       523       458
----------------------------------------------------------------------      -------------------------     --------------------------
LAND AND HOUSING
Revenues                                        600      651       478        109        97       111        709       748       589
Expenses                                        552      606       438         88        81        97        640       687       535
----------------------------------------------------------------------      -------------------------     --------------------------
                                                 48       45        40         21        16        14         69        61        54
----------------------------------------------------------------------      -------------------------     --------------------------
OTHER REVENUES                                    8       13         9         27        18        22         35        31        31
----------------------------------------------------------------------      -------------------------     --------------------------
Net operating income, before undernoted         391      413       396        221       202       147        612       615       543
  Interest expense                              178      188       190         38        64        50        216       252       240
  Administrative and development                 14       15        12         19        19        21         33        34        33
  Interests of others in properties               5        3        14         18        19        22         23        22        36
----------------------------------------------------------------------      -------------------------     --------------------------
FUNDS FROM OPERATIONS AND GAINS                 194      207       180        146       100        54        340       307       234
Depreciation and amortization                    37       35        32         21        21        15         58        56        47
----------------------------------------------------------------------      -------------------------     --------------------------
Income before unallocated costs                 157      172       148        125        79        39        282       251       187
Taxes and other non-cash items                                                                                68        64        63
----------------------------------------------------------------------      -------------------------     --------------------------
NET INCOME                                                                                                 $ 214     $ 187     $ 124
----------------------------------------------------------------------      -------------------------     --------------------------
Acquisitions (dispositions) of real
  estate, net                                 $   2    $ (44)    $ 162      $(150)    $ (18)    $ 133      $(148)    $ (62)    $ 295
Commercial property tenant improvements          28       20        46         10        16        12         38        36        58
Development and redevelopment investments       123       43        14          9        24        26        132        67        40
Capital expenditures                              8        5        --          4         4         8         12         9         8
----------------------------------------------------------------------      -------------------------     --------------------------


                                                 United States                      Canada                           Total
----------------------------------------------------------------------   ----------------------------   ----------------------------
unaudited                                  SEPT. 30  Dec. 31   Dec. 31   SEPT. 30   Dec. 31   Dec. 31   SEPT. 30   Dec. 31   Dec. 31
(US Millions)                                  2002     2001      2000       2002      2001      2000       2002      2001      2000
----------------------------------------------------------------------   ----------------------------   ----------------------------
ASSETS
Commercial properties                        $4,363  $ 4,339    $4,484     $1,190    $1,410    $1,842     $5,553    $5,749    $6,326
Development properties                          888      548       444        163       176       193      1,051       724       637
Residential housing inventory                   664      521       540         59        97        19        723       618       559
Receivables and other                           309      370       545        450       419       348        759       789       893
Cash and cash equivalents                       190      196       192          7        --        17        197       196       209
----------------------------------------------------------------------   ----------------------------   ----------------------------
                                             $6,414   $5,974    $6,205     $1,869    $2,102    $2,419     $8,283    $8,076    $8,624
----------------------------------------------------------------------   ----------------------------   ----------------------------


                                                      Q3/2002 INTERIM REPORT / 7

CORPORATE INFORMATION

CORPORATE PROFILE

Brookfield Properties Corporation, with a stock market value of $9 billion in assets, owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 50 commercial properties and development sites totaling 45 million square feet, including landmark properties such as the World Financial Center in New York and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO.


SHAREHOLDER INQUIRIES

Brookfield welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at (212) 417-7000 or via e-mail at mcoley@brookfieldproperties.com. Inquiries regarding financial results should be directed to Steven Douglas, Executive Vice President and Chief Financial Officer at (416) 369-2300 or via e-mail at sdouglas@brookfieldproperties.com.

     Shareholder questions relating to dividends, address changes and share certificates should be directed to the company's Transfer Agent.

     CIBC MELLON TRUST COMPANY

     By mail:    P.O. Box 7010, Adelaide Street Postal Station, Toronto,
                 Ontario, M5C 2W9
     By courier: 199 Bay Street, Commerce Court West, Securities Level, Toronto,
                 Ontario, M5L 1G9, Attention: Courier Window
     Tel:        (416) 643-5500 or Toll free: (800) 387-0825 (throughout North
                 America)
     Fax:        (416) 643-5501
     Website:    www.cibcmellon.com
     E-mail:     inquiries@cibcmellon.com

COMMON STOCK INFORMATION

Symbol: BPO      Stock Exchanges: New York, Toronto


FIVE YEAR COMMON SHARE DIVIDEND HISTORY
--------------------------------------------------------------------------------
(US Dollars)                     1998      1999      2000      2001       2002
--------------------------------------------------------------------------------
March 31                        $  --     $  --     $  --     $  --      $0.10
June 30                          0.07      0.09      0.12      0.13       0.10
September 30                       --        --        --      0.10*      0.10
December 31                      0.09      0.12      0.13      0.10       0.10**
--------------------------------------------------------------------------------

* Effective September 2001, Brookfield initiated a quarterly dividend payment in place of the semi-annual payment. Record dates are set on the first business day of March, June, September and December.

** Excludes special share distribution relating to Brookfield Homes' spin-off valued at $2.00 per share. The record date for both the regular quarterly dividend and special share distribution is December 20, 2002.

HEAD OFFICE

BROOKFIELD PROPERTIES CORPORATION

UNITED STATES:           CANADA:                    WEBSITE:
One Liberty Plaza        BCE Place, 181 Bay Street  www.brookfieldproperties.com
165 Broadway, 6th Floor  Suite 4300, P.O. Box 770
New York, New York       Toronto, Ontario
10006                    M5J 2T3

Tel: (212) 417-7000      Tel: (416) 369-2300
Fax: (212) 417-7196      Fax: (416) 369-2301